Exhibit 99.1

NEWS RELEASE

Attention: Financial Editors	Stock Symbol:	(PGF) - TSX;
(PGH) - NYSE

PENGROWTH ENERGY CORPORATION ANNOUNCES CASH DIVIDEND
PAYABLE MARCH 15, 2011

(Calgary, February 16, 2011) /Marketwire/ - Pengrowth Energy Corporation today announced its March 15, 2011 cash dividend will be Cdn $0.07 per common share. The ex-dividend date is February 24, 2011. The dividend will be payable to all shareholders who hold shares on the record date of February 28, 2011.

The dividend of Cdn $0.07 per common share is equivalent to approximately U.S. $0.071 per common share using a U.S./Canadian dollar exchange rate of $Cdn 1.000:$U.S. 1.015. The actual U.S. dollar equivalent dividend will be based upon the actual U.S./Canadian exchange rate applied on the payment date, net of applicable Canadian withholding taxes for U.S. citizens who hold their Pengrowth shares in taxable accounts.

About Pengrowth:

Pengrowth Energy Corporation is a dividend paying oil and gas company, which originally operated as an income trust under the name Pengrowth Energy Trust until its conversion to a corporation on December 31, 2010. Pengrowth Energy Corporation’s focus is to create value with the drill bit by drilling operated, low cost, low risk, repeatable opportunities in the Western Canadian Sedimentary Basin. Pengrowth’s operations include production from a number of conventional and unconventional assets and are evenly balanced between liquids and natural gas. Future growth opportunities include the development of unconventional oil and natural gas production, heavy oil, shale gas and coalbed methane as well as the addition of production through acquisition. Pengrowth's shares trade on the Toronto Stock Exchange under the symbol PGF and on the New York Stock Exchange under the symbol PGH.

PENGROWTH ENERGY CORPORATION
Derek Evans
President and Chief Executive Officer

For further information about Pengrowth, please visit our website www.pengrowth.com or contact:
Investor Relations, E-mail: investorrelations@pengrowth.com
Telephone: (403) 233-0224 Toll Free: 1-888-744-1111 Facsimile: (403) 693-8889